Exhibit 99.2

● Main Office	June 1, 2026
133-10 39th Avenue
Flushing, NY 11354
Tel. (718) 445-6308
Fax. (718) 445-6760

● California Office	U.S. Securities and Exchange Commission
36 W Bay State Street	Office of the Chief Accountant
Alhambra, CA 91801	100 F Street, N.E.
Tel. (626) 282-1630	Washington, D.C. 20549
Fax. (626) 282-9726

Re: Yiren Digital Ltd.

Dear Sir or Madam:

We have been furnished a copy of the statements being made by Yiren Digital Ltd. (“Registrant”) in its Form 6-K dated June 1, 2026 and captioned “Yiren Digital Selects Marcum Asia CPAs LLP as its Independent Registered Public Accounting Firm”. We are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

Sincerely,

/s/ Wei, Wei & Co., LLP

Flushing, New York